# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Electra Therapeutics, Inc., CIK 0002088082
CUSIP: 284825106
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 230 E Grand Avenue, Suite S-100, South San Francisco, California (CA), 94080
Date of event which requires filing of this statement: 09/21/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001876264

## Reporting persons
- LSP 7 Cooperatief U.A.: type of reporting person: other (OO); citizenship or place of organization: Netherlands (P7); sole voting power 0; shared voting power 3,795,281; sole dispositive power 0; shared dispositive power 3,795,281; aggregate amount beneficially owned 3,795,281 (6% of the class)
- LSP 7 Management B.V.: type of reporting person: other (OO); citizenship or place of organization: Netherlands (P7); sole voting power 0; shared voting power 3,795,281; sole dispositive power 0; shared dispositive power 3,795,281; aggregate amount beneficially owned 3,795,281 (6% of the class)

## Item 1. Issuer
Name of issuer: Electra Therapeutics, Inc.
Address of issuer's principal executive offices: 230 E Grand Avenue, Suite S-100, South San Francisco, California 94080.

## Item 2. Person Filing
Name of person filing:
Each of the following is hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons." This statement is filed on behalf of:

LSP 7 Cooperatief U.A. ("LSP 7"); and

LSP 7 Management B.V.
Address of principal business office or, if none, residence: The principal business address of each of the Reporting Persons is c/o EQT Life Sciences, Johannes Vermeerplein 9, 1071 DV Amsterdam, the Netherlands.
Citizenship: Each of the Reporting Persons is organized under the laws of the Netherlands.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The ownership information presented herein represents beneficial ownership of Common Stock of the Issuer as of September 21, 2026, based on 62,766,955 shares of Common Stock outstanding as of September 21, 2026, as disclosed in the Issuer's prospectus supplement on Form 424B4 filed on September 18, 2026.

LSP 7 is the record holder of the shares reported herein.

LSP 7 Management B.V. is the sole director of LSP 7. The managing directors of LSP 7 Management B.V. are Merijn Klaassen, Rene Kuijten and Joachim Rothe. As such, LSP 7 Management B.V., Merijn Klaassen, Rene Kuijten and Joachim Rothe may be deemed to beneficially own the shares of Common Stock held of record by LSP 7. Each of these individuals disclaims beneficial ownership of such shares.
Percent of class: 6.0%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 3,795,281
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 3,795,281

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit 1: Joint Filing Agreement.

## Signatures
- LSP 7 Cooperatief U.A.: By: LSP 7 Management B.V., its managing director, /s/ Merijn Klaassen, Merijn Klaassen, Managing Director (09/28/2026)
- LSP 7 Cooperatief U.A.: By: LSP 7 Management B.V., its managing director, /s/ Rene Kuijten, Rene Kuijten, Managing Director (09/28/2026)
- LSP 7 Management B.V.: By: /s/ Merijn Klaassen, Merijn Klaassen, Managing Director (09/28/2026)
- LSP 7 Management B.V.: By: /s/ Rene Kuijten, Rene Kuijten, Managing Director (09/28/2026)